Exhibit 99.1

May 19, 2021 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “OZON”), a leading multi-category Russian e-commerce platform announces today that it has been notified by the underwriters of its initial public offering that the underwriters had agreed to an early lock-up release with respect to the terms of the lock-up agreements entered into between certain shareholders and the underwriters in connection with the offering.

Ozon has also been notified that certain minority shareholders have sold approximately 3% of Ozon’s shares following the lock-up release in an unregistered secondary offering and have entered into a new lock-up for 45 days with respect to approximately 4% of Ozon’s ordinary shares. Ozon’s principal shareholders, fund entities indirectly advised by Baring Vostok Capital Partners Group Limited, Sistema PJSFC and Sistema Venture Fund Ltd, have each agreed to enter into a lock-up for 90 days with respect to an aggregate of approximately 65% of Ozon’s shares.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About OZON

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon Express online grocery delivery. For more information, please visit https://corp.ozon.com/

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, OZON

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, OZON

pr@ozon.ru

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